                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


------------------------------------------------------------X
BERNARD KOFF,                                               :
                                                            :
                    Plaintiff,                              :
                                                            :
     v.                                                     :
                                                            :
THEODORE DIMITRIOU, FRED CANNING,                           :    C.A. No. 14448
WILLIAM N. LANE, NEELE E. STEARNS,                          :
JR., ROBERT J. CRONIN, DARRELL R.                           :
EWERS, RICHARD F. DOYLE, WILLIAM                            :
E. OLSEN, and WALLACE COMPUTER                              :
SERVICES, INC.,                                             :
                                                            :
                    Defendants.                             :
------------------------------------------------------------X
KITTY LaPERRIERE,                                           :
                                                            :
                    Plaintiff,                              :
                                                            :
          -against-                                         :    C.A. No. 14449
                                                            :
WALLACE COMPUTER SERVICES INC.,                             :
THEODORE DIMITRIOU, and                                     :
ROBERT J. CRONIN,                                           :
                                                            :
                    Defendants.                             :
------------------------------------------------------------X



                     SECOND AMENDED CLASS ACTION COMPLAINT

          Plaintiffs, by their attorneys, for their Second Amended Complaint allege, upon information and belief, except as to the allegations contained in paragraphs 2 and 3, which plaintiffs allege upon knowledge, as follows:

          1. Plaintiffs bring this action on behalf of themselves and all other stockholders of defendant Wallace Computer Services Inc. ("Wallace" or the "Company")


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similarly situated (the "Class") for declaratory and injunctive  relief,  and/or compensatory damages, arising from defendants' breach of their fiduciary duties to the stockholders of Wallace. As detailed herein, defendants, Wallace's directors, have acted unreasonably and contrary to the best interests of Wallace's public stockholders in an effort to thwart the offer by Moore Corporation Limited ("Moore") to acquire Wallace and the effort by Moore to elect its designees to Wallace's Board of Directors and unseat the individual defendants. Defendants failed to investigate properly and fully consider Moore's offer. Defendants have withheld from Wallace's shareholders information material to shareholders' response to the Moore offer and the upcoming election of Wallace directors. Defendants have also employed entrenchment devices such as compensation and benefit plan amendments to deny shareholders the benefit of the Moore offer. Defendants have accordingly breached their fiduciary duties of care, loyalty and candor.


                                  THE PARTIES

          2. Plaintiff Kitty LaPerriere is and has been, at all relevant times the owner of shares of Wallace common stock.

          3. Plaintiff Bernard Koff is and has been at all relevant times the owner of shares of Wallace common stock.

          4. Defendant Wallace is a Delaware corporation with its principal place of business located at 4600 West Roosevelt Road, Hillside, Illinois. Wallace is a leading provider of computer services and supplies such as business forms, commercial and


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promotional  graphics  printing,  computer  labels,  machine  ribbons,  computer hardware and software, computer accessories and office products.

          5. At all relevant times herein, defendant Theodore Dimitriou ("Dimitriou") has been the Chairman of Wallace's Board of Directors. As of November 9, 1994, Dimitriou owned or controlled less than 0.6% of Wallace common stock. For the fiscal year ended July 31, 1994, Dimitriou received total compensation from Wallace in the amount of approximately $519,546.

          6. At all relevant times herein, defendant Robert J. Cronin ("Cronin") has been the President, Chief Executive Officer and a Director of the Company.
As of November 9, 1994, Cronin owned or controlled less than 0.25% of Wallace common stock. For the fiscal year ended July 31, 1994, Cronin received total compensation from Wallace in the amount of approximately $568,987.

          7. Defendants Fred Canning, William N. Lane, Neele E. Stearns, Jr., Darrell Ewers, Richard F. Doyle and William E. Olsen, at all relevant times, have been Directors of Wallace and, in addition to other compensation, are paid $19,000 per annum and receive substantial fees for each Board meeting they attend.

          8. The defendants referred to in paragraphs 7-9 above, are collectively referred to herein as the "Individual Defendants." They have constituted Wallace's Board of Directors at all times material to the claims asserted.


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                            CLASS ACTION ALLEGATIONS

          9. Plaintiffs bring this action pursuant to Rule 23 of the Rules of this Court for declaratory, injunctive and other relief on their own behalf and as a class action, on behalf of all common stockholders of Wallace (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) and their successors in interest, who are being deprived of the opportunity to maximize the value of their Wallace shares by the wrongful acts of the defendants described herein, and who are being denied information material to their votes in the upcoming annual election of directors and to their decision as to Moore's tender offer.

          10. This action is properly maintainable as a class action for the following reasons:

          11. The class of stockholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are more than 22 million shares of Wallace common stock held by approximately 3,985 stockholders of record who are members of the Class. The holders of these shares are geographically dispersed throughout the United States. Wallace stock is listed and actively traded on the New York Stock Exchange.

          12. There are questions of law and fact which are common to the members of the Class including, INTER ALIA, the following:

               a. whether the defendants, in bad faith and for improper motives, have prevented members of the Class from receiving the maximum value achievable for their shares of Wallace common stock;


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               b.   whether the defendants have failed to consider, investigate and inform themselves in good faith, as to the adequacy of unsolicited offers for the Company, including the adequacy of Moore's offer to purchase all outstanding Wallace shares;

               c. whether the defendants have engaged in conduct constituting unfair dealing to the detriment of the public stockholders of Wallace; and

               d. whether the defendants have breached their fiduciary and common law duties owed by them to plaintiffs and the other members of the Class, including their duties of care, loyalty and candor.

          13. The claims of plaintiffs are typical of the claims of the other members of the Class, and plaintiffs have no interests that are adverse or antagonistic to the interests of the Class.

          14. Plaintiffs are committed to the vigorous prosecution of this action and have retained competent counsel experienced in litigation of this nature. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

          15. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants.

          16. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby rendering final injunctive or corresponding declaratory relief appropriate with respect to the Class as a whole.


                                        5


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                            SUBSTANTIVE ALLEGATIONS

          17. Wallace is a manufacturer and distributor of information management products, services and solutions. These include paperwork systems and forms, labeling products and supplies, direct mail printing, and leading edge electronic forms, products and forms management services. The Company has manufacturing, distribution and sales facilities throughout the United States.

          18. On or about February 24, 1995, representatives of Moore contacted Wallace to discuss a potential business combination between the two companies. Moore is a supplier of business forms and related services for tracking inventory and other corporate data.

          19. Wallace's management, including the Individual Defendants, flatly refused to participate in any discussion concerning a business combination between the two companies. Wallace did not, and has not to date, even considered whether any form of combination with Moore would be of value to its shareholders. Undaunted, Moore's management made six or seven additional attempts since the initial overtures in February 1995, to open up a dialogue with Wallace. These efforts, however, proved fruitless as well, because Wallace adamantly refused even to discuss possibilities for benefitting both companies.

          20. During this period, Wallace because increasingly concerned about Moore's efforts to discuss a business combination. As defendant Ewers described it in deposition testimony, Moore's expression of interest in the Company served as a "wake-up call" to Wallace. Desperate to ensure that any takeover attempt by Moore would not be successful despite the potential benefits to Wallace's stockholders, the Company's Board enacted various measures to strengthen its anti-takeover defenses. For example, in June 1995, the Company's


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Board  adopted a rule that any business to be presented by a  stockholder  at an annual meeting must be presented 60 days before the meeting. Since Wallace's next annual meeting was then scheduled for November 8, 1995, this provision was designed to make it extremely difficult for Moore to present any proposal to Wallace's shareholders at that meeting. In addition, the Board adopted a "golden parachute" by which defendant Cronin would receive millions of dollars if his duties were changed as the result of a takeover.

          21. The adoption of these anti-takeover measures and the "stonewalling" of Moore's efforts to discuss a business combination were accomplished for no legitimate business purpose and were disproportionate to any "threat" presented by Moore's interest in the Company.

          22. On July 30, 1995, as a result of Wallace's continued refusal to have any discussion with Moore, Moore announced its intention to bring its offer directly to Wallace's stockholders by commencing a tender offer by a wholly owned Moore subsidiary, FRDK, Inc. ("FRDK"), for all of Wallace's shares at $56 per share in cash, for a total purchase price of approximately $1.3 billion (the "Offer"). The $56 per share tender offer price represented an 84% premium over Wallace's share per price on February 24, 1995, when Moore first contacted the Company regarding a business combination, and a 42% premium over its then most recent 30-day average closing price. Moore stated that the tender offer would be launched within a week and also announced that it would attempt to nominate three directors to Wallace's Board at the Company's annual stockholders meeting then scheduled for November, 1995.

          23. In reaction to the announcement of the tender offer, the market price of Wallace shares surged $14 3/8 per share to close at $58 3/8 on July 31, 1995. This closing price, representing a $2 3/8 premium over the tender offer price, led analysts to conclude that the market expected a higher offer to surface, either from Moore or another bidder. For example, Burnham Securities analyst David Liebowitz was reported as saying "given the way the stock opened this morning, clearly there are a goodly number of investors who suspect a higher bid is in the offing." Similarly, Martin McDevitt, an analyst at Cleary Gull Reiland & McDevitt Inc., stated "people seem to be thinking another offer may be coming, so we'll just have to wait and see."

          24. Also, on July 30, Moore sent a letter to Wallace informing it of the tender offer and conveying Moore's continued willingness and desire to meet with Wallace's management to discuss the possibility of a mutually agreed upon transaction. The letter stated, in part:

               As you know from our prior communications, the Board of Directors and management of Moore Corporation believe the combination of our two companies makes eminent business sense. Unfortunately, your Board specifically rejected our proposal to discuss a strategic business combination. We therefore felt we had no choice but to proceed with an offer directly to your stockholders. We continue to believe it is in the best interest of both companies to move expeditiously toward a mutually-agreed combination of our companies....

               In the interim, we have noted your favorable results and our price reflects both your recent and anticipated performance. We are confident that your stockholders will find our offer compelling....


                                        8



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               We  stand  ready  to meet  with  you and the  Wallace  Board  and management at any time to discuss any aspect of our proposed combination so that you will share our confidence and enthusiasm for this transaction -- a transaction that serves the best interests of both of our companies and our stockholders, employees, customers and communities.

          25. The following day, on July 31, 1995, Moore filed a lawsuit against Wallace and members of its management in the United States District Court for the District of Delaware, seeking, INTER ALIA, an injunction to prevent the Company from exercising its "poison pill". This stockholder rights plan is triggered when anyone buys 20% or more of the Company's common stock. When triggered, it allows Wallace stockholders to buy new common stock at half price, thus rendering a tender offer prohibitively expensive. Moore asserted that Wallace "should not be allowed to deprive the stockholders of the opportunity to decide upon the merit of the offer." In addition, Moore alleges that Wallace's Board created an unreasonable obstacle to Moore's offer when in June it adopted the 60-day notification rule and golden parachute "in probable response" to Moore's overtures regarding a merger with Wallace.

          26. On August 2, 1995, Moore commenced the Offer and filed a Premerger Notification and Report Form with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1978, as amended (the "HSR Act").

          27. Wallace has a Preferred Stockholder Rights Plan (the "Poison Pill"), adopted in 1990, which effectively allows the Board of Directors to block unilaterally any acquisition offer, even those providing substantial benefit to Wallace's stockholders. In 1990,


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pursuant to the Poison Pill, Wallace's Board of Directors declared a dividend of one preferred stock purchase right per share of common stock (a "Right"). Each Right entitles the registered holder thereof to purchase from Wallace, following the Distribution Date (as defined in the Poison Pill), one two-hundredth of a share of Wallace's Series A Preferred Stock at an exercise price of $115. Following the occurrence of certain other events, including the acquisition of 20% or more of Wallace's common stock, each holder of a Right will be able to exercise that Right and purchase common stock of Wallace (or the surviving company in the event of merger) at half-price. Because any current acquiror of 20% or more of Wallace's common stock would not be entitled to exercise Rights in its possession, the dilutive effect of the Poison Pill, if implemented, on the value of such acquiror's common stock is overwhelming. Because of this
prohibitive  economic   consequence,   the  Poison  Pill  effectively  precludes
consummation of Moore's offer. Wallace's Board of Directors can redeem the Rights at a redemption price of $.01 per Right, or alternatively, can amend the Poison Pill to make the Rights inapplicable to the Moore offer and the proposed merger. Moore has conditioned its offer on the redemption of a Poison Pill or upon the Poison Pill otherwise being held inapplicable to the Moore offer.

          28. On August 3, 1995, Moore obtained the commitment of The Bank of Nova Scotia for a $1.1 billion financing to finance the Offer and the Proposed Merger.

          29. On August 10, 1995, FRDK waived the financing condition to the Offer and Moore and FRDK entered into definitive financing agreements with The Bank of Nova Scotia, as agent for the lenders for a $1.1 billion loan facility to finance the Offer and the Proposed Merger.


                                       10


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          30. At the same time that  Moore was  proceeding  with its  efforts to acquire Wallace, Wallace was formulating its response to the Moore offer. As soon as Wallace learned of Moore's offer, it contacted representatives of Goldman Sachs & Co. in order to have Goldman Sachs act as the Wallace Board's financial advisor in connection with the offer.

          31. An initial analysis was prepared by one of the senior members of the Goldman Sachs team of the Moore $56 per share offer. In a one-page document entitled "Summary Thoughts Regarding Adequacy" under the column listing reasons why the offer should be deemed "Adequate", the document states in relevant part:

          * Price represents significant premium to pre-announcement share price
               *    42%  premium  over 30 day  average
               *    84%  over  price on February 24, 1995

          *    Price  offered is premium to  [Wallace's]  trading range
               *    16.1 x LTM operating income versus 12.5x  pre-announcement
               *    25.1 x LTM net income versus 19.2 x pre-announcement

          *    [Wallace's]  growth  highly  dependent on gaining  market share
               *    Recent  revenue  growth driven by paper prices
               * Risk to earnings profile if competitor develops WIN-like technology
               *    Absence of real market growth (business forms)

          *    Ongoing risk of margin pressure
               *    Significant piece of [Wallace] involves commodity product

          * Discounted cash follow analysis does not support value in excess of $56 per share
               *    Lack  of  growth  in  1998-1999
               *    margin contraction

          * Although present value of projected share prices provides share values in excess of $56.00, shortfall in projections would result in values in low to mid $50s

          *    Straight recapitalization falls short of $56.00


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               *    Cash and stock in low $50s
               *    lack of growth after 1998 limits debt capacity

          32. While Goldman Sachs and other investment bankers generally perform a comparable acquisitions analysis, here Goldman Sachs determined that there were not any sufficiently comparable acquisitions that could be used to make comparisons with the Moore offer. It became apparent that the principal analyses of the Moore offer -- a discounted cash flow analysis ("DCF") and a present value of future share prices analysis -- would depend almost entirely upon Wallace management's projections of Wallace's future financial results.

          33. Goldman Sachs prepared a book dated August 6, 1995, containing a preliminary analysis of the Moore offer. This book contained Wallace management's projected financial information for fiscal years 1996-2002, including estimates of Wallace's net sales, operating income (EBIT), net income, earnings per share and other data. Surprisingly, these projections were substantially higher than the projections that management had recently finalized in the "Wallace Computer Services Inc. Strategic Plan" dated June 7, 1995 (less than two months earlier). These revised projections supplied by Wallace management for use in the August 6 Goldman Sachs book were newly prepared in response to the Moore offer, a fact known to Goldman Sachs.

          34. Goldman Sachs used these projections in the August 6 book in a "Discounted Cash Flow Analysis" and in a presentation of the "Present Value of Future Share Prices." Using these projections and applying price earnings ratios of 9 to 14 and discount rates of 10% to 14%, the DCF analysis generated per share values for Wallace ranging from $38.58 to $64.89, with the great majority of the values falling below the $56.00 per share


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offer.  Similarly,  the Present  Value of Future  Share Prices  analysis,  using discount rates of 11% and 13%, generated per share values of between $45.92 and $62.75. Again, the great majority of the values generated were below the $56.00 per share offer. Importantly, Goldman Sachs stated in a footnote that the financial projections used came from Wallace management. The per share values of Wallace stock that were generated by Goldman Sachs were then purely a function of mathematical computation based on the Wallace management's numbers and the assumptions as to ratios and discount rates.

          35. The individual defendants have testified they were and are adamantly opposed to a business combination with Moore. This attitude would have been clear to Goldman Sachs. It was therefore crucial that the Goldman Sachs analysis generate values to show that the $56.00 per offer was inadequate. The values presented in the August 6, 1995 book were apparently unsatisfactory for this purpose. As Cronin testified, if Goldman Sachs had opined that Moore's offer was adequate, then he would have felt bound to enter discussions with Moore about a transaction.

          36. Goldman Sachs then prepared another book dated August 9, 1995, which presented new versions of the DCF and Present Value of Future Share Price analyses. This book contained the same management projections of future financial results that were utilized in the Goldman Sachs August 6 book. In this book, however, Goldman Sachs dramatically lowered the discount rates that it applied in the DCF and the Present Value of Future Share Prices analyses. For the DCF analysis, Goldman Sachs used discount rates ranging from 8% to 13% rather than the discount rates of 10% to 14% used in the August 6 book. The impact of this change was to increase substantially the per share values generated by the DCF analysis


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




so that now the results were more equally balanced above and below the $56.00 per share offer. There was a similar impact on the values generated by the Present Value of Future Share Prices analysis.

          37. Goldman Sachs presented the August 9 book to Wallace management (but not to the Wallace Board of Directors) at a meeting on August 9, which Cronin and Dimitriou attended. A Goldman Sachs team member stated in notes of that meeting that the DCF analysis is a "Bad page for us" with a further note that Goldman would further lower the discount rate and change the projections.

          38. The Wallace Board of Directors met on August 11, 1995 to consider the Moore offer and to hear Goldman Sachs' preliminary opinion concerning its adequacy. Goldman Sachs prepared yet another book for this meeting which was distributed to the board. It contained another version of the DCF and Present Value of Future Share Prices analyses based on new projections of Wallace's future financial results increased from those used in the August 9 book. As a result of the changed projections, a majority of the per share values generated by the DCF and Present Value of Future Share Prices analyses were in excess of the $56.00 per share price of the Moore offer.

          39. Neither Goldman Sachs nor any of the Wallace management personnel who attended the August 9 meeting (defendants Dimitriou, the Wallace Chairman and defendant Cronin) informed the Board of Directors of the various previous iterations of the August 11 book and of how the financial projections had been increased and the discount rates had been adjusted to generate the higher per share values presented in the August 11 book. Nor were they informed of the conclusions set forth in the document entitled Summary


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Thoughts  Regarding  Adequacy (PARA31 above).  Indeed,  defendant  Dimitriou has denied even attending the August 9 meeting and defendant Cronin has denied having any foreknowledge of where Goldman Sachs was coming out in its valuation analysis.

          40. The Wallace director defendants who have been deposed have uniformly testified that there was no discussion at this or any other Board meeting about what an adequate price for Wallace would be.

          41. On August 15, 1995, Wallace issued a press release, filed a complaint against Moore and FRDK in the United States District Court for the
Southern District of New York (the "Wallace Action"), and filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). The Wallace Action asserted that the transactions contemplated by the Moore Offer violate Section 7 of the Clayton Act. 15 U.S.C. Section 18; and that Moore and FRDK have made false and misleading statements of fact in connection with the Offer.

          42. The Wallace Board recommended in the Schedule 14D-9 that Wallace stockholders reject the Offer and stated the Board's belief that the interests of Wallace stockholders would be best served by Wallace's remaining independent and the Board's intention to continue the business of Wallace as an independent entity. The Schedule 14D-9 also contained the text of a letter from Cronin to Moore which stated that the $56 per share offer is "clearly inadequate." The
Schedule 14D-9 also stated that defendants' determination that the offer was inadequate was principally based on the opinion of Goldman Sachs to that effect. The director defendants' deposition testimony confirmed that statement and demonstrated the directors' lack of understanding of the Goldman Sachs analyses.


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          43. On August 18, l995,  Moore  announced  that it had jumped  another hurdle in its attempt to acquire Wallace after the takeover was cleared by the U.S. Justice Department. The Justice Department determines whether proposed mergers violate federal antitrust laws. On August 17, l995, the waiting period under the HSR Act expired without further inquiry by the U.S. Department of Justice, thus satisfying the pre-clearance requirements under the U.S.'s antitrust laws for Moore's purchase of the Wallace shares pursuant to the Offer and the Proposed Merger. Despite this announcement, Wallace has decided to
continue  its  litigation   against  Moore  to  obtain  a  declaration   that  a
Wallace/Moore merger would violate the antitrust laws. This action by the Wallace Board is in violation of their fiduciary duties because if Moore does acquire Wallace (by purchasing all Wallace shares for cash) then any potential violations of the antitrust laws will be of no concern to Wallace's shareholders (to whom the Wallace Board owes its fiduciary responsibilities).

          44. According to a Schedule 14A filed by Moore and FRDK with the SEC on September 12, l995 (the "Moore Schedule 14A") on August 21, l995, a representative from Lazard Freres, on behalf of Moore and FRDK, contacted a representative from Goldman Sachs & Co. ("Goldman Sachs"), Wallace's financial advisor in connection with the Offer, to suggest that Lazard Freres and Goldman Sachs, Wallace, Moore and FRDK or any combination thereof schedule a meeting to discuss the Offer. On August 26, l995, the Goldman Sachs representative advised the Lazard Freres representative that the Wallace Board again refused to meet to discuss the Offer.


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          45. On August 28, l995,  Moore issued a press  release  extending  the
Offer until Tuesday, September 19, l995 and stating that it remained committed to its proposed acquisition of Wallace. The press release included the following:

               In a statement released today,  Moore Corporation  Limited (NYSE:
          MCL; TSE, ME) said, "We are very disappointed to report that the Board of Directors of Wallace Computer Services rejected outright our suggestion to meet last week in order to discuss Moor's $56 per share cash offer. By requesting to meet to discuss the transaction, we had hoped to allow Wallace to avoid a prolonged proxy contest that would be disruptive to its customers and employees, and could result in diminishing Wallace's value. It seems that Wallace's Board is willing to expend corporate assets in an effort to deny Wallace stockholders an opportunity to accept Moore's offer.

               We had invited Wallace's Board and advisors to meet with us to demonstrate why they believe our $56 per share offer is "inadequate." As we have said many times in public and in private, we remain open to the possibility that the Board will elect to sit down with us in the near future and are ready at any time to discuss ANY ASPECT OF OUR PROPOSED COMBINATION. In the meantime, Moore will proceed with the necessary steps to facilitate its effort to acquire Wallace. (emphasis added)

          46. As disclosed in Amendment No. 3 to Wallace's Schedule 14D-9 filed with the SEC on September 8, l995, on September 6, l995, the Wallace Board met, approved and adopted amendments to its existing compensation plan (described in this paragraph and paragraphs 47-48 hereof), the primary purpose of which is to make it far more difficult, expensive and less attractive for Moore to proceed with a takeover of Wallace, to make it less likely that Moore or any other party would pay well in excess of its per share offering price for Wallace and to further entrench Wallace's management and directors. For example, the Board adopted Amendment No. 1 to its Employee Severance Pay Plan (the "Employee Plan") which provides that the amount of severance payable to certain participants shall not be less than one year's compensation upon the occurrence of certain events following a change in control of Wallace. The Compensation Committee of the Wallace Board designated 37 participants for this purpose.

          47. On September 6, l995, the Wallace Board also approved and adopted Amendment No. 36 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Plan (the "Profit Sharing Plan") and Amendment No. 6 to the Wallace Computer Services, Inc. Profit Sharing and Retirement Trust Agreement (the "Profit Sharing Trust") (collectively, the "Amendments") which provides, among other things, that the plan participants, who are members of Wallace's management, are allowed to vote shares held in the Profit Sharing Plan and Profit Sharing Trust that they have not earned and do not own based on each participant's proportionate interest in the Profit Sharing Plan and Profit Sharing Trust, and which also allows plan participants to instruct the trustee of the Profit Sharing Plan and Profit Sharing Trust how to respond to a tender offer for the shares they do not own (based on the same formula). The Board of Directors also authorized certain officers of the Company to appoint, on behalf of the Company, an independent institutional trustee to replace the current individual trustees under the Profit Sharing Trust with respect to the Shares held thereunder.

          48. On September 6, l995, the Wallace Board of Directors also approved and adopted Amendment No. 1 ("Amendment No. 1") to the Wallace Computer Services, Inc. Long-Term Performance Plan (the "LTP Plan"), which Amendment No. 1 added a provision relating to the treatment of awards in the event of a "Material Change." Amendment No. 1 provides, among other things, that (i) a plan participant's accrued bonus balance under the

LTP Plan will not be reduced below the amount of the plan participant's accrued bonus balance as calculated after inclusion of the plan participant's accrued bonus balance as calculated after inclusion of the plan participant's award, if any, for the Plan Year (as defined in the LTP Plan) immediately preceding the Plan Year during which the Material Change occurs and (ii) an individual who is a plan participant immediately prior to the occurrence of a Material Change (a "Protected Participant") will be entitled to receive payment of such participant's accrued bonus balance if, at any time during the two-year period beginning on the date that the Material Change occurs, the Protected
Participant's employment with the Company terminates, whether voluntarily or involuntarily, for any reason other than for cause or on account of the Protected Participant's death or permanent disability.

          49. On September 12, l995 Moore filed with the SEC its Schedule 14A, which states that Moore will solicit proxies from Wallace's stockholders to elect three Moore nominees to Wallace's Board of Directors at its Annual Meeting (previously set for November 8, l995 and now scheduled for December 8, l995). The Moore proxy materials state that Moore's nominees are committed to acting in the best interest of all Wallace stockholders and will seek to remove barriers to Moore's consummation of its tender offer. The Moore nominees in the Schedule 14A are Curtis A. Hessler, Albert W. Isenman, III and Robert P. Rittereiser.

          50. The Moore Schedule 14A further states that Moore and FRDK are soliciting the proxies of Wallace stockholders in favor of three stockholders resolutions (the "Stockholder Resolutions") to be introduced at the Annual Meeting for the purpose of:

          (i) removing all of the members of the Board of Directors of Wallace (the "Wallace Board") other than the Moore Nominees, if then directors of Wallace; (ii) amending the Amended and Restated Bylaws of Wallace (the "Amended and Restated Wallace Bylaws") to fix the number of directors at five; and (iii) repealing each provision of the Amended and Restated Wallace Bylaws or amendments thereto adopted without approval of Wallace stockholders subsequent to February 15, l995 and prior to the Annual Meeting.

          51.  The Moore Schedule 14A further states that:

               Moore intends to continue to seek to negotiate with Wallace with respect to its acquisition proposal. If such negotiations result in a definitive merger or other agreement between Moore and Wallace, such negotiations could result in, among other things, termination of this proxy solicitation.

               Although  Moore does not  presently  intend to alter the terms of the Offer, it is possible that, depending on the facts and circumstances existing at the time, the terms might be altered in one or more respects.

          52. Moore's ability to complete the transaction in the face of continued opposition from the Wallace Board is seriously affected by a provision which requires a vote of 80% of Wallace's shares to remove a director from office. If Moore succeeds in electing its directors (which requires only 50% of the vote) but fails to get 80% of the vote, it may not end up with control of a majority of the board.

          53. On September 12, 1995, Moore also announced that it had extended its $56 per share offer for Wallace to November 8, 1995. On September 21, 1995, Moore publicly stated that it may raise its $56 per share bid for Wallace.

          54. On October 12, 1995, Moore announced the sweetening of its bid for Wallace from $56 to $60 per share for Wallace's 23 million shares. Moore said that it would withdraw its bid unless a significant number of Wallace's shares were tendered by November 3, 1995. Moore chairman Reto Braun said, "A high tender response will be a message the Wallace Board cannot ignore. A low response will cause Moore to terminate its pursuit of Wallace and redirect the resources of Moore's stockholders to other opportunities..." In making this statement, Moore said it believed it could win a proxy contest but that it wanted to avoid wasting resources and urged Wallace's board to negotiate.

          55. The Wallace Board has been and continues to be, determined not to allow Wallace to be sold, as defendants have testified in their depositions. As set forth more fully below, the deposition testimony also revealed that Goldman Sachs' purportedly "independent" financial analysis was not really independent, and that Goldman Sachs' work was to promote the goal of its client -- the Wallace Board -- to keep Wallace independent.

          56. On October 18, 1995, the Wallace Board publicly rejected Moore's $60 per share bid, calling it adequate. This announcement followed a meeting of the Wallace Board on October 17. In reaching this conclusion, the Wallace Board again relied almost entirely on the opinion of Goldman Sachs, which was based on a new Goldman Sachs book dated October 17, 1995. The opinion of Goldman Sachs was principally based on a new DCF analysis and a new Present Value of Implied Future Share Prices analysis, which were set forth in an October 17 book. While Goldman Sachs utilized the same Wallace management projections that were used in the August 11 analysis, Goldman Sachs determined that it had made a "mathematical" error in its calculation of the terminal value aspect of the DCF analysis. As a result, the per share values generated by the DCF analysis were substantially increased in the October 17 book. Because the terminal values were increased, Goldman

Sachs was able to increase the range of discount rates used in the analysis to levels that were more appropriate under the circumstances, but which still yielded per share values which were generally higher than $60.00 per share.

          57. Wallace continues to criticize Moore's offer without having taken any steps to determine what an adequate price would be. At the depositions conducted to date, defendants have testified unequivocally they did not ask Goldman Sachs to determine what an adequate price for Wallace would be, that they do not know what an adequate per share price for Wallace would be, and that they do not know whether Moore's $60 per share offer is inadequate by $0.01, $10 or some other sum.

          58. Rather than disclosing this key fact to Wallace's stockholders, the Wallace Board broadly condemned and belittled the $60 per share offer in a letter to Wallace's shareholders, over Cronin's signature. The letter states in relevant part:

               Moore stated in their October 12 letter to you that one of their justifications for increasing the offer was that they recognize Wallace's improved results.

          Your Board asks, "WHO IS MOORE TRYING TO KID?"

               TWO MONTHS ago, Wallace announced record fourth quarter 1995 earnings per share up 33 percent. We can't believe it has taken Moore and their financial advisors that long to evaluate our results.

               Instead, we think they hoped to convince you and other shareholders to tender into an offer they knew was inadequate from the start... despite the assertion in their September 12 letter that the offer was "full, fair, compelling and reflects Wallace's current performance and future potential."

               Shareholders have twice rejected Moore's offer by not tendering. Only 368,488 shares, 1.6 percent of the total outstanding, were tendered as of the last extension. We think Moore has finally realized that Wallace shareholders will not be pressured into tendering to an inadequate offer. MOORE'S OFFER

          WAS  INADEQUATE  BEFORE THEIR RECENT  AMENDMENT...  AND THEIR  AMENDED
          OFFER CONTINUES TO BE INADEQUATE ESPECIALLY IN LIGHT OF OUR ANNOUNCEMENT THAT OUR PRIOR INTERNAL FORECAST ANTICIPATES A 50 PERCENT FIRST QUARTER EARNINGS INCREASE AND A 33 PERCENT INCREASE IN EARNINGS FOR FISCAL 1996.

               MOORE'S HIGH PRESSURE TACTICS

               Moore also says in their October 12 letter that they have shortened the tender period because they do not want to prolonged process. You should ask yourself why Moore is doing this. We believe Moore's true reasons for shortening the tender offer was summarized in an October 13 WALL STREET JOURNAL article:

          "...MOORE IS PUTTING SHAREHOLDERS' FEET TO THE FIRE, WHILE KEEPING A LID ON THE STOCK PRICE."

               We believe Moore realizes that your company is increasing in value with each passing day, and that their offer is growing ever more inadequate. Your Board thinks you should reject his coercive effort to acquire your shares.

               We ask you to reject the Moore offer as you have in the past and make the best decision for yourself.

          59. Since Moore's announcement of its hostile tender offer, Wallace management has been on a campaign to convince stockholders not to tender into the tender offer. Members of management have made trips to meet with large stockholders for that very purpose.

          60. Despite Wallace's efforts to disparage the Moore tender offer, Wallace announced, on November 6, 1995, that as of 7:00 p.m. on November 3, 1995, 16,698,706 shares (representing 73.54% of the total outstanding shares of Wallace) had been tendered into Moore's offer. Moore's Reto Braun observed that the "Wallace stockholders have spoken...it is time for the Wallace Board to sit down with Moore in a responsible manner and include an agreement to effectuate the wishes of the Wallace stockholders." He went on to say that "Continued refusal to meet and conclude this transaction will only result in further waste of Wallace assets on needless litigation and proxy battles." Moore has extended its tender offer until midnight on December 11, 1995.

                     CAUSE OF ACTION AGAINST ALL DEFENDANTS

          61. As described above, Wallace's Directors and management, which as of the date of the company's last proxy statement collectively owned or controlled only 1.2% of Wallace's outstanding stock, has shown a pattern of entrenchment and failure to consider, in good-faith, Moore's offers to purchase the Company which offers may be in the best interests of Wallace's public stockholders. Defendants have breached their fiduciary duties to the Wallace public stockholders in several ways. Since defendants have purposely avoided learning what is an adequate per share price for Wallace, they have likewise failed to determine whether or not, or the extent to which, the Moore offer is a threat to Wallace stockholders. As such, the director defendants are unable to decide whether their response to the offer is proportionate to the perceived threat. They have been motivated in these actions by an implacable hostility to Moore rather than a reasoned judgment that the Moore offer represents a threat to Wallace or its shareholders.

          62. Defendants have also denied Wallace's stockholders information material to their determination: a) whether they wish to vote their shares for defendants' re-election as Wallace directors at the December 8, 1995 Annual Meeting of Shareholders, or vote for Moore's nominees and proposals; and b) whether to tender their shares to Moore prior to the expiration of the Moore tender offer.

          63. Defendants have breached their fiduciary duties by: (i) reflexively and adamantly refusing, without reasoned analysis or becoming fully informed, to consider a sale of Wallace or any other transaction with Moore;
(ii) failing to undertake an adequate evaluation of Wallace's worth as a potential merger or acquisition candidate; (iii) failing to give adequate consideration to the offer for Wallace submitted by Moore; (iv) considering and/or adopting extreme and unreasonable measures to prevent the sale of the Company; (v) failing to meet with Moore or its representatives to fully inform themselves with respect to the Moore offer and the best price that Moore may be willing to pay; (vi) improperly usurping to themselves and to other members of Wallace's management the right to vote and control Wallace shares; and/or (vii) failing to act so that the interests of the public stockholders of Wallace are protected.

          64. Having taken the firm position that Wallace should not be sold to Moore (as evidenced by their deposition testimony), defendants breached their fiduciary duties to fully inform themselves as to the adequacy of Moore's offers and failed to respond to the offers reasonably and in good faith. Defendants were in no position to know if Moore's highest offer would be fair or adequate because they intentionally did not obtain or receive an opinion from Goldman Sachs as to what an adequate price or fair range of values for Wallace would be, and refused Moore's invitations to discuss the terms of a transaction betwen Wallace and Moore. At this time, the fact that over 73% of Wallace's shares have been tendered into the Moore offer demonstrates that Wallace's shareholders strongly disagree with the directors' view that the shareholders would be best served by Wallace's remaining independent. In light of this overwhelming vote, it is clear that Wallace's shareholders do not need to be protected from any threat from the Moore offer that defendants perceive. Defendants have failed to take the necessary steps to create the best value for Wallace shareholders. Instead, they assert that their present plans for the Company would deliver the best value to Wallace's stockholders. Defendants' deposition testimony made clear that they are unable to determine what that value will be.

          65. Defendants' failure to fully inform themselves is evidenced by, INTER ALIA, the following, supported by defendants' deposition testimony.

               a. their failure even to consider the appointment of an independent committee of outside directors to consider the Moore offer;

               b. the non-management directors' undue reliance on Goldman Sachs' suspect determination of inadequacy because of their own lack of expertise or lack of understanding of Goldman Sachs' analyses;

               c. their refusal to determine, or request their advisors to determine, what a fair or adequate per share price for Wallace would be;

               d. their failure to consider whether Wallace could engage in any transaction with Moore to provide value to Wallace stockholders; and

               e. their rejection of Moore's offer based on the recommendation of Goldman Sachs which

                    (1) engaged in exclusive communications with defendant Cronin (the Company's Chief Executive Officer and President), Michael Halloran (the Company's Chief Financial Officer) and other members of management on critical issues regarding its analyses to which the rest of the Board was not privy;

                    (2) was almost purely a function of projections of Wallace's future financial performance provided by Wallace management, without any independent evaluation by Goldman Sachs;

                    (3) were accepted by the Board without any discussion as to whether the management projections were accurate or whether Goldman Sachs should make its own estimates of Wallace's future financial results; and

                    (4) recommendation was based on a set of financial projections for Wallace which were modified at least three times, (August 6, August 9, and August 11) and based solely on Wallace's management's projections in order to support opinions that Moore's $56 per share and $60 per share offers are inadequate.

Wallace's Board has in effect abandoned its fiduciary responsibility to management directors whose primary incentive is to maintain their lucrative positions.

          66.  In  breach  of  their  fiduciary   duties  to  Wallace's   public
shareholders, defendants have not only failed to fully inform themselves with respect to Moore's offer, but have concealed the fact that they so failed. Discovery conducted to date has revealed that while Wallace has used strong language in its public disclosures to describe the Moore offer, E.G. "clearly inadequate" to convey the impression that Wallace is worth far more than the Moore offer, and have urged stockholders not to tender their shares, defendants failed to disclose to Wallace's public stockholders that:

               a. the Wallace Board did not ask Goldman Sachs what an adequate price for Wallace would be;

               b. the Wallace Board members admittedly have no idea what an adequate offer for the Wallace shares would be (in fact, they have testified that they do not know whether the current Moore offer is inadequacy by $0.01, $10.00 or some other figure);

               c. the opinion of Goldman Sachs that the $60 offer is inadequate is almost purely a function of Wallace managements' projections of Wallace's future financial results;

               d. the financial projections which formed the bases of the key Goldman Sachs analyses were repeatedly increased during the course of Goldman Sachs' work in a way that support higher values of Wallace and makes the Moore offer appear inadequate;

               e. Goldman Sachs changed the judgmental portions of its analyses in ways which support higher values for Wallace and makes the Moore offer appear inadequate;

               f. the Wallace Board was not informed of the changes in projections, ratios and discount rates used in Goldman Sachs' analyses; and

               g. Wallace's directors did not even consider appointing an independent committee of outside directors to consider the Moore offer.

          67. These undisclosed facts are material to the Wallace public stockholders' decision whether or not to tender into the Moore tender offer and how to vote at the upcoming Annual Meeting of Shareholders, I.E. in favor of the Wallace slate of directors or Moore's proposal to reduce the number of directors to 5. Disclosure of the facts set forth above must be made immediately so that the Wallace stockholders may cast fully informed votes on December 8, 1995 and make a fully informed investment decision by December 11, 1995.

Shareholders should have a fully informed opportunity to install directors favorably disposed to the Moore offer.

          68. Unless enjoined by this Court, defendants will continue to breach the fiduciary duties they owe to plaintiffs and the other members of the Class, and aid and abet such breaches, and will not only prevent Wallace's stockholders from selling their shares to Moore for a fair and adequate price, but also will prevent other parties from making offers to acquire Wallace, all to the irreparable harm of the Class.

          69. Plaintiffs and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiffs demand judgment and relief in their favor and in favor of the Class and against defendants, as follows:

          A. Declaring that this action be certified as a proper class action and certifying plaintiffs as Class representatives;

          B. Declaring that the defendants and each of them have breached their fiduciary duties to plaintiffs and other members of the Class;

          C. Issuing a preliminary and permanent injunction requiring defendants to advise the Wallace stockholders, in an amendment to their Schedule 14D-9 and in their Proxy Statement for the upcoming Annual meeting, that: 1) the Wallace Board never asked Goldman Sachs to determine what an adequate price would be for the Wallace common stock; 2) the Board's announcement regarding the inadequacy of the Moore bids were made absent any knowledge of what an adequate per share price would be; 3) Goldman Sachs performed no independent analysis of Wallace's future financial performance or management's projections thereof, but relied instead on management's own projections of financial results in doing its work, which were modified several times during the course of Goldman Sachs engagement; 4) that Goldman Sachs' principal analyses supporting per share values in excess of $56 and $60 per share were almost entirely a function of these projections and formed the basis of its opinions that $56 per share and $60 per share were inadequate; 5) the directors' failure even to consider the appointment of an independent committee of outside directors to consider the Moore offer; 6) Goldman Sachs changed the judgmental portions of its analyses in ways which support higher values for Wallace and make the Moore offer appear adequate; and 7) the Wallace Board was not informed of the changes in projections, ratios, and discount rates used in Goldman Sachs' analyses.

          D. Ordering that the defendants take appropriate measures, including the appointment of an independent committee of outside directors authorized to consider the adequacy of the Moore offer and to retain any necessary independent advisor to assist them;

          E. Ordering that defendants meet with Moore and its representatives, or any other offeror, to ensure that such offer(s) for the acquisition of Wallace are fully considered and evaluated by adequately and in good faith in order to maximize stockholder value;

          F. Preliminarily and permantly enjoining the defendants from exercising Wallace's stockholder rights plan or adopting other extreme and unreasonble measures to prevent the sale of the Company;

          G. Preliminarily and permanently enjoining Amendment No. 36 to the profit Sharing Plan and Amendment No. 6 to the Profit Sharing Trust to the extent that they permit participants to vote Wallace shares that they do not own or have not yet earned, and to the extent that it would cause the appointment of a new trustee to oversee the Profit Sharing Plan and the Profit Sharing Trust;

          H. Awarding compensatory damages in an amount to be determined upon the proof submitted to the Court;

          I. Awarding plaintiffs the costs and disbursements of this action, including reasonable attorneys' and experts' fees and expenses; and

          J. Such other and further relief which the Court may deem just and proper.

Dated:  November 21, 1995

                    ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.


                    By:   /s/ Norman M. Monhait
                         -----------------------------------------
                              Norman M. Monhait
                              First Federal Plaza, Suite 214
                              P.O. Box 1070
                              Wilmington, DE  19899-1070
                              (302) 656-4433
                              Attorneys for Plaintiffs


OF COUNSEL:

BERNSTEIN LITOWITZ BERGER
  & GROSSMANN
Vincent R. Cappucci
Douglas M. McKeige
1285 Avenue of the Americas
New York, New York  10019
(212) 554-1400


ABBEY & ELLIS
Jill S. Abrams
Shari H. Lichtman
212 East 39th Street
New York, NY  10016
(212) 889-3700